February 12, 2008

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C.  20549

FILED VIA EDGAR

Dear Mr. Owings:

The Empire District Electric Company (the “Company”) has received your letter dated February 1, 2008 (the “Comment Letter”), which was sent in response to the Company’s letter dated January 18, 2008 (the “Company Letter”), as well as your letter dated December 28, 2007 (the “Original Comment Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Definitive Proxy Statement on Schedule 14A filed March 16, 2007 (the “Proxy Statement”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Proxy Statement or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response.

Comment

We note your response to prior comment one in our letter dated December 28, 2007 regarding the company’s use of benchmarks.  Please clarify what you mean by a “national market benchmark.”  Please tell us if the “national market benchmark” is the same as the “proprietary market national survey” referred to in our prior comment two.  Please provide additional disclosure to clarify what the compensation committee uses to determine the benchmarks used in setting compensation.

Response

We advise you that the “national market benchmark” referred to in the Company Letter is the same as the “proprietary national market survey” referred to in your prior comment two.  It is a survey prepared by the Hay Group, the compensation consultant to the Compensation Committee.  The Hay Group has informed us that the survey covers over 1,100 parent organizations and independent operating units but has not provided a list of the organizations to us.  We will revise the disclosure in our future filings to make this clear.

With respect to your comment to provide additional disclosure to clarify what the compensation committee uses to determine the benchmarks used in setting compensation, we refer you to our response to comment two below.

Comment

We note your response to prior comment two in our letter dated December 28, 2007 regarding the company’s use of compensation surveys.  Please expand the disclosure of both the national market survey and the industry-specific peer group of companies to disclose how the committee uses each survey.  For example, please disclose whether the committee sets the benchmark based on the national market survey.  If so, please revise your disclosure to identify the benchmark and all its components, rather than merely providing a summary, pursuant to Item 402(b)(2)(xiv).  In addition, please disclose how the committee uses the information provided by the peer group companies.

Response

In future filings we will expand the disclosure of both the national market survey and the industry-specific peer group of companies to disclose how the committee uses each survey.  We intend to revise the appropriate sections of the proxy statement to include disclosure substantially as follows:

“The Compensation Committee sets the various benchmarks (i.e. the 25th percentile, the 50th percentile and the midpoint between the 25th and 50th percentiles) based on the national market survey developed by the Hay Group.  Once these levels are set, the Compensation Committee then compares the dollar amounts resulting from this benchmarking process to the corresponding compensation levels at the industry-specific peer group of companies.  This comparison is done to ensure that total compensation is competitive within the industry but not unreasonable when certain levels of performance are achieved.  If based on this comparison, the Compensation Committee determines that the levels set through the benchmarking process are not competitive or are unreasonable, then the Compensation Committee may adjust the applicable compensation levels and targets accordingly.”

We note your comment to provide all of the components of the national market survey.  As we noted in the Company Letter, the national market survey covers over 1,100 parent organizations and independent operating units.  This list of organizations was compiled by the Hay Group, the compensation consultant to the Compensation Committee, and is the Hay Group’s proprietary information.  The Compensation Committee itself has not requested the list of organizations from the Hay Group.   The Compensation Committee has relied on the Hay Group to conduct its own research and compile it own data and has determined that the names on the list are not necessary or material to the Compensation Committee’s decisions with respect to setting the compensation levels.  We believe that a list that is not used by the Compensation Committee and is not material to the Compensation Committee should not be required to be disclosed in the proxy statement.  Rather, we believe the focus of the disclosure should be on what the Compensation Committee does in fact base its decisions on.  We also note that the Hay Group has not given us the permission to publish this list in the proxy statement.  This is in direct contrast to the industry-specific peer group of companies, with respect to which the Compensation Committee does in fact examine the specific compensation data of each of the companies in the group and believes that the list of companies itself is material to the decisions of the Compensation Committee.  As a result, the list of companies in this group have been disclosed in the proxy statement.

In addition, as we detailed to you in the Company Letter, we will expand our disclosure to provide more information on the types of organizations in the survey (including as to revenues, numbers of employees and market sector breakdown), which has been provided to us by the Hay Group.  We continue to believe that listing out all 1,110 organizations would not be helpful to shareholders and would run contrary to the general guidelines in Item 402(a)(2) of Regulation S-K that require companies to provide “clear, concise and understandable disclosure”.  The requirement to provide clear and concise disclosure was reiterated by the Staff in the “Staff Observations in the Review of Executive Compensation Disclosure” published on October 9, 2007.  Also, the Staff noted in those observations that where a company emphasizes material information and de-emphasizes less important information, investor understanding of the company’s disclosure is improved.  We also note that Item 402(b)(2) of Regulation S-K lists out 15 examples of what material information may include, but it does not require specific disclosure in response to each of the 15 items.  Rather, the determination of what is material depends on the particular facts and circumstances.  As such, we do not believe that the name of each of the 1,100 organizations is material to our disclosure.  In fact, we believe that adding 10-20 pages to our proxy statement in order to list out all of these organizations would make the disclosure much more difficult to read and would overshadow the material compensation information we are attempting to disclose to investors.

Comment

We note your response to prior comment three in our letter dated December 28, 2007 regarding the role of the chief executive officer in the compensation process.  In particular we note that the chief executive officer attends the compensation committee meetings.  Please expand the disclosure to clarify whether the chief executive officer is present during the committee’s deliberations with respect to the chief executive officer’s compensation.

Response

In future filings, we will expand the disclosure to clarify that the chief executive officer is not present during the committee’s deliberations with respect to the chief executive officer’s compensation.

Comment

We note your response to prior comment four in our letter dated December 28, 2007 regarding your discussion of the Annual Incentive Plan.  In addition to the disclosure you have provided, please also disclose, as you indicate in your response, that “no single [performance] measure is material to the compensation program overall...the average target opportunity associated with a single performance measure in 2006 and 2007 was only approximately $4,000 and $8,900, respectively.”

Response

We confirm that, in addition to the disclosure referenced in the Company Letter, we will disclose (with appropriate updates for 2008 data) that “No single performance measure is material to the compensation program overall.  The average target opportunity associated with a single performance measure in 2006 and 2007 was only approximately $4,000 and $8,900, respectively.”

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (417) 625-5106.

Sincerely,

THE EMPIRE DISTRICT ELECTRIC COMPANY

By:	/s/ William L. Gipson
William L. Gipson
President and Chief Executive Officer